EXHIBIT 9

News from
Proler International Corp.
                                                                CONTACT:
                                                          Michael F. Loy
                                                Vice President - Finance
                                                          (713) 963-5904

                    PROLER INTERNATIONAL CORP. ANNOUNCES THAT

                     HUGO NEU CORPORATION SEEKS ARBITRATION

      Houston, Texas (September 30, 1996) - Proler International Corp. (NYSE:PS) announced today that it has received a notice from Hugo Neu Corporation calling for arbitration of certain alleged disputes relating to three joint ventures in which Proler and Hugo Neu are both owners. The arbitration notice apparently seeks to block Proler's merger with Schnitzer Steel Industries, Inc. pursuant to the previously announced merger agreement under which Schnitzer has made a tender offer for all outstanding shares of Proler at $7.50 in cash per share. Proler stated that Hugo Neu Corporation is apparently complaining that Schnitzer is a "competitor" of the joint ventures, and on that basis is apparently seeking to prohibit any business combination between Proler and Schnitzer, to prohibit Proler's consulting with Schnitzer about joint venture matters or furnishing Schnitzer with access to and information about the joint ventures, and unspecified damages allegedly in excess of $50 million.

      Proler believes Hugo Neu Corporation's arbitration claims are entirely without merit. "The purported arbitration action by Hugo Neu Corporation appears to be nothing more than another attempt to undermine our merger agreement with Schnitzer," commented Bruce W. Wilkinson, Proler's president. "Proler intends to continue to move aggressively to protect the Schnitzer deal and the value it affords our stockholders," said Wilkinson. Proler sued Hugo Neu Corporation in Harris County, Texas, on September 25, 1996, asserting that Hugo Neu is tortiously interfering with Proler's merger agreement with Schnitzer.

      Proler is an environmental services company involved in the recovery and recycling of scrap metals and industrial wastes to produce high-quality, commercial products. Its shares are traded on the New York Stock Exchange under the symbol PS.